J. Ashley Ebersole (202) 508-6105 ashley.ebersole@bclplaw.com

October 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Attention: Christopher R. Bellacicco

Re:      Sweater Cashmere Fund

File Nos. 333-257605, 811-23721

Ladies and Gentlemen:

This letter provides the responses of Sweater Cashmere Fund (the “Fund”) to the comments provided by the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on July 29, 2021, with respect to the Fund’s initial registration statement on Form N-2 filed with the Commission on July 1, 2021. The staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Fund’s prospectus and statement of additional information have been referenced in the Fund’s responses, these revisions have been included in Pre-Effective Amendment No. 1 to the Fund’s registration statement filed concurrently herewith.

General

1.	Comment: The staff notes that the facing sheet includes a registration fee table. Please advise the staff whether, in accordance with revisions to Rules 23c-3 and 24f-2, the Fund plans to rely on the new payment structure permitting interval funds to register an indefinite number of shares and pay registration fees based on net issuance of shares.

Response: The Fund intends to rely on the new payment structure permitting interval funds to register an indefinite number of shares and pay registration fees based on net issuance of shares, in accordance with the revisions to Rules 23c-3 and 24f-2 adopted under the Investment Company Act of 1940 (the “Investment Company Act”). The Fund has revised the facing sheet to remove the registration fee table.

2.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with these offerings. If so, we will request these materials for review.

Response: The Fund confirms that it has not presented any “test-the-waters” materials (in reliance on Rule 163B under the Securities Act of 1933) to potential investors in connection with this offering.

Prospectus

Cover Page

3.	Comment: Please disclose the intervals between deadlines for repurchase requests and pricing and repayment. Please also include a cross reference to the relevant sections of the prospectus that discuss the Fund’s repurchase policies and attendant risks. See Guide10 to Form N-2.

Response: The Fund has revised the cover page to add disclosure consistent with this comment.

4.	Comment: Please disclose in the bullet points on the cover page that the amount of distributions that the Fund may pay, if any, is uncertain. Please also disclose that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response: The Fund has revised the cover page to add disclosure consistent with this comment.

Prospectus Summary

5.	Comment: Investment Objective and Strategies (page 1). The second paragraph of this section refers to investments in professionally managed private venture capital funds, which the prospectus defines as “Portfolio Funds.”

a.	Please explain to the staff whether these “Portfolio Funds” differ from the “Private Funds” defined on page five of the SAI, and which the SAI notes will comprise no more than 15% of the Fund’s net assets.

b.	If Portfolio Funds differ from the Private Funds, please disclose in the prospectus the extent to which the Fund will invest in Portfolio Funds and whether these funds rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in funds that rely on Sections 3(c)(1) or 3(c)(7), please note the Fund should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please confirm to us that the Fund will (i) invest 15% or less of its net assets in funds that rely on Sections 3(c)(1) or 3(c)(7); or (ii) the Fund will impose a $25,000 initial investment minimum and will limit investments to accredited investors. We may have additional comments after reviewing your response.

Response: “Portfolio Funds” include all professionally managed private venture capital funds, while “Private Funds” are only those private funds that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Potentially, a Portfolio Fund may not be relying on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, and thus would not also be a Private Fund.

Consistent with this comment, the Fund has added the following disclosure to its prospectus:

The Fund will invest no more than 15% of its net assets in pooled investment vehicles that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (measured at the time of investment). The Adviser anticipates that all or substantially all of the Portfolio Funds in which the Fund will invest will rely on Section 3(c)(1) or Section 3(7) of the Investment Company Act, and thus the Fund will be limited in its ability to invest in Portfolio Funds.

6.	Comment: Investment Objective and Strategies (page 1). The second paragraph of this section indicates that the Fund will co-invest with venture capital funds and other investors. Please inform the staff whether these venture capital funds or other investors will be affiliated with the Fund or Adviser. If so, please advise the staff whether the Fund is seeking or plans to seek an exemptive order to permit it to co-invest.

Response: The Fund does not currently anticipate co-investing with affiliates of the Fund or the Adviser.

7.	Comment: Use of Proceeds (page 2). The disclosure in this section notes that the Fund expects to invest all or substantially all of the net proceeds “within approximately three years after receipt of the proceeds .. . . .” Please note that for closed-end funds with a primary investment objective of investing in a small business, it is the staff’s position that proceeds from an offering must be invested within two years. See Guide 1 to Form N- 2, which discusses this position and defines “small business.”

Response: The Fund has revised this disclosure to indicate that it expects to invest all or substantially all of the net proceeds within two years after receipt of the proceeds.

8.	Comment: Principal Risk Considerations (page 5). The fourth bullet point on this page refers to “Private Companies.” However, that term does not appear to be defined anywhere in the registration statement. Please define this term.

Response: The Fund did not intend “Private Companies” to be a defined term, and has revised this bullet point to refer to “Private companies.”

9.	Comment: Fees and Expenses (page 6). Footnote (2) states that “[o]ther expenses are estimated . . . .” Please revise this disclosure to clarify that other expenses are estimated for the current fiscal year. See Instr. 6 to Item 3 of Form N-2.

Response: The Fund has revised Footnote (2) consistent with this comment.

Summary of Fund Fees and Expenses

10.	Comment: Example (page 7). Please include a second example assuming that shares are repurchased at the end of Year 1. Cf. Instr. 4(e) to Item 3 of Form N-1A.

Response: The Fund has added a second example consistent with this comment.

Investment Objective, Strategies and Policies

11.	Comment: Investment Strategy (page 8). Please describe any fundamental policies that cannot be changed without a shareholder vote. See Item 8.2 of Form N-2.

Response: The Fund has revised this section by adding a new subsection titled “Fundamental and Non-Fundamental Policies,” which contains the following disclosure:

The SAI contains a list of the fundamental (those that may not be changed without shareholder approval) and non-fundamental (those that may be changed by the Board without shareholder approval) policies of the Fund under the heading “Investment Objective and Policies.”

12.	Comment: Investment Strategy (page 8). The final paragraph on this page states that the Adviser “expects to use a range of resources to identify Portfolio Companies and Portfolio Funds for investment, and to leverage its operational and venture networks to general high-quality deal flow” (emphasis added). Please provide examples of this “range of resources.”

Response: The Fund has revised this paragraph to provide examples of these resources.

Risks

13.	Comment: Portfolio Fund Risks (pages 14-16). Please consider including a sub-heading for each sub-risk discussed.

Response: The Fund has revised this risk disclosure to add sub-headings for each sub-risk.

14.	Comment: Non-U.S. Investments Risk (page 17). In connection with this risk, please also disclose that (a) it may be difficult to obtain or enforce a court judgment abroad; and (b) there may be difficulties in transaction settlements and the effect of this delay on shareholder equity. See Guide 9 to Form N-2.

Response: The Fund has revised this risk disclosure to add disclosure consistent with this comment.

15.	Comment: Foreign Currency Risk (page 17). Please disclose the risk of a possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested a portion of its portfolio in foreign markets. See Guide 10 to Form N-2.

Response: The Fund has revised the “Closed-End Fund; Limited Liquidity of Shares; Repurchase Offers Risks” disclosure to include the following disclosure consistent with this comment:

A shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the repurchase request deadline and the date on which the NAV for tendered shares is determined. Such fluctuations may be exacerbated by currency fluctuations (to the extent the Fund invests in assets denominated in foreign currencies) and other developments.

Fund Management

16.	Comment: Fund Board and Officers (page 18). The first paragraph of this section notes that a majority of the Trustees are independent, “which means they are not officers of the Fund or affiliated with the Adviser.” Please revise the sentence to state that “independent” means that Trustees are not “interested persons” as that term is defined under the 1940 Act.

Response: The Fund has revised the disclosure consistent with this comment.

17.	Comment: Investment Adviser and Management Contract (page 18). Please provide a description here of the Adviser’s investment advisory experience. See Item 9.1.b of Form N-2.

Response: The Fund has revised this sub-section to disclose that the Adviser is newly organized and that the Fund is the first investment portfolio managed by the Adviser.

18.	Comment: Investment Adviser and Management Contract (page 18). Please disclose any conflicts of interest that may arise related to the allocation of investment opportunities by the Adviser between the Fund and other clients in the future.

Response: The Fund has revised the “Risk Related to our Business and Structure—Competition for Investment Opportunities Risk” sub-section included in the “Risks” section of its prospectus to disclose conflicts of interest that may arise related to the allocation of investment opportunities by the Adviser between the Fund and potential future clients. The Fund is currently the Adviser’s sole client.

19.	Comment: Investment Adviser and Management Contract (page 18). Please identify here, or in another section of the prospectus that the Fund considers appropriate, each person who controls the Fund as of a date within 30 days of the filing. See Item 9.3 of Form N-2.

Response: The Fund has added a new “Control Persons” sub-section to the “Fund Management” section of its prospectus, where it will add control persons. This sub-section will be updated in a subsequent pre-effective amendment.

Plan of Distribution

20.	Comment: How to Purchase Fund Shares (page 24). The staff notes that the Fund’s website currently includes a link that appears to be a waitlist for individuals to sign up to invest in the Fund. Please supplementally explain to the staff why such a waiting list does not present issues under the provisions of the 1933 Act restricting certain publicity and communications during the registration process, commonly known as “gun jumping.”

Response: The Fund’s website is updated with (i) language prescribed by Rule 482, and (ii) language clarifying that the wait list is a list to receive more information.

Share Repurchases

21.	Comment: The third paragraph on page 25 refers to a “written notice (which is currently expected to be sent through email, text message, and/or the Fund’s mobile app, to the extent permitted by law) . . . .” The fourth paragraph indicates that “[t]his notice may be included in a shareholder report or other Fund document.”

a.	Please confirm that “to the extent permitted by law” includes Commission guidance on electronic communications.

b.	Please consider revising the third paragraph, as Rule 30e-3 provides that investors may elect to receive shareholder reports (which current disclosure indicates may include the Rule 23c-3 repurchase offer notice) in paper.

Response:

a.	The Fund hereby confirms that “to the extent permitted by law,” as used in this paragraph, includes Commission guidance on electronic communications.

b.	The Fund has revised the third paragraph to indicate that electronic notices are subject to rights shareholders may have to elect to receive certain reports and notices in paper.

22.	Comment: Early Repurchase Fee (page 26). The disclosure in the table to this section indicates that the 2.0% early repurchase fee will be assessed if a shareholder tenders shares within 185 days after purchase. However, Footnote 1 to the fee table on page six discloses this 2.0% fee will be assessed if shares are tendered within 182 days after purchase. Please reconcile this timing discrepancy.

Response: The Fund has updated the prospectus to indicate in each instance that the 2.0% early repurchase fee will be assessed if a shareholder tenders shares within 185 days.

Description of Shares

23.	Comment: Please disclose in this section whether shareholders are liable to further calls or assessments by the Fund. See Item 10.1.a.

Response: The Fund confirms that shareholders will not be liable to further calls or to assessments. Accordingly, and because Item 10.1.a. requires discussion of these matters only “where applicable,” the Fund respectfully declines to make any changes in response to this comment.

Tax Matters

24.	Comment: Taxation as a Registered Investment Company (page 31). The final paragraph on this page states “[f]or example if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (‘OID’), such as debt instruments with PIK interest . . . .” If the Fund expects to invest significantly in OID securities, please disclose this as part of the Fund’s strategy and discuss the risks presented by OID investments, including that:

a.	market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

b.	use of OID securities may provide certain benefits to the Adviser, including increasing management fees;

c.	the Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and

d.	the required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: The Fund confirms that it does not expect to invest significantly in OID securities.

25.	Comment: Taxation of U.S. Shareholders (page 33). Please disclose the tax consequences to shareholders of share repurchases and related portfolio securities sales. See Guide 10 to Form N-2.

Response: The Fund has revised the “Tax Matters” section of its prospectus to add additional disclosures consistent with this comment, but respectfully submits that tax consequences to shareholders of share repurchases were already included in the existing disclosure. The Fund has also revised the “Risks Related to our Business Structure—Closed-End Fund; Limited Liquidity of Shares; Repurchase Offers Risks” subsection of the “Risks” section of its prospectus to disclose potential adverse tax consequences to taxable shareholders related to the sale of Fund assets to satisfy repurchase requests.

Certain Fund Service Providers

26.	Comment: Administrator (page 37). Please disclose the compensation to be paid to the Administrator. See Item 9.1.d of Form N-2.

Response: The Fund will add this information in a subsequent pre-effective amendment.

27.	Comment: Please disclose the name and principal business address of the Fund’s dividend-paying agent. See Item 9.1.e of Form N-2.

Response: The Fund will add this information in a subsequent pre-effective amendment.

Statement of Additional Information

Investment Objective and Policies

28.	Comment: Non-Fundamental Policies (page 5). The first sentence in this section notes that “the Fund will invest no more than 15% of its net assets in pooled investments investment vehicles, including other venture capital funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the [1940 Act].” Please include this discussion in the strategy section of the prospectus.

Response: As noted in response to comment 5, the Fund has revised the strategy section of its prospectus to specifically disclose that it will invest no more than 15% of its net assets in pooled investment vehicles that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (measured at the time of investment).

29.	Comment: Standing Committees (page 6). The disclosure describing the Nominating and Compensation Committee notes that this committee is responsible for, among other things, “considering and evaluating nominee candidates properly submitted by shareholders . . . .” Please describe the procedures shareholders should follow in submitting recommended nominees. See Item 18.5.b.(4) of Form N-2.

Response: The Fund has revised this disclosure to describe the procedures shareholders should follow in submitting recommended nominees.

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Should you have any questions, please do not hesitate to call me at (202) 508-6105.

Sincerely,

/s/ J. Ashley Ebersole
J. Ashley Ebersole